June 29, 2007

Ms. Jennifer R. Hardy

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	International Securities Exchange Holdings, Inc.
Amendment No. 1 to Preliminary Proxy Statement on
Schedule 14A
Filed June 18, 2007
File No. 001-32435

Dear Ms. Hardy:

On behalf of International Securities Exchange Holdings, Inc. (the “Company” or “ISE”), this letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filing provided in the letter dated June 28, 2007 to David Krell of ISE (the “Comment Letter”). Our responses are in bold text following the text of each comment (with page references to the amended preliminary proxy statement referred to below). We have revised certain disclosures in the amended preliminary proxy statement as requested in the Comment Letter. Included herewith are marked pages from the amendment to expedite your review and the review of the Division of Market Regulation.

Division of Corporation Finance

The Merger Agreement, page 51

1.	We reissue prior comment 19. In this regard, please revise the third and fourth sentences of the introductory paragraph to remove the implication that the merger agreement does not constitute disclosure under the federal securities laws.

R:	The third sentence of the introductory paragraph on page 52 has been removed and the fourth sentence of the same paragraph has been amended in response to the comment.

Division of Market Regulation

Summary Term Sheet—Regulatory Approvals—SEC Approval, pages 6-7

2.	In the last sentence of the first paragraph, you correctly replaced “an application” with “a proposed rule change” when describing the filing by ISE, LLC with the Commission, However, you unnecessarily deleted “seeking the SEC’s approval of the waiver of these ownership and voting restrictions.” Please revise the paragraph to include language regarding the approval of the waiver of ownership and voting restrictions. Please make a corresponding change to the first paragraph under subtitle SEC Approval on page 49 of the Proxy Statement.

R:	The requested changes have been made in the last paragraph on page 6 and in the third full paragraph on page 50.

3.	In the first sentence of the second paragraph, you note that “the Company will be subject to oversight by the SRC following the effective time of the Merger, specifically with respect to ….” As drafted, the sentence may imply the list that follows is exclusive. We note that since this list is not exclusive, it would be more accurate to replace “specifically with respect to ….” with “with respect to, among other things, ….” Please revise the sentence accordingly. Similarly, since the list is not exclusive, please revise the third sentence of this paragraph to delete the reference to “all such jurisdiction and control provisions” and replace it with a reference to “the jurisdiction and control provisions,” Please revise item (iv) to reflect that such cooperation will be with the Commission and with ISE, LLC. Please also delete the five occurrences of the expression “to the extent” in the list of items subject to the oversight by the Commission. As noted, the scope and terms of the jurisdiction and control provisions have not been fully determined. Please make corresponding changes to the second paragraph under subtitle SEC Approval on page 49 of the Proxy Statement.

R:	The requested changes have been made in the first paragraph on page 7 and in the last paragraph on page 50.

The Transaction—Background of the Transaction, page 26

4.	In the last sentence of the first paragraph please add “of a proposed rule change” after “to obtain the required SEC approval.”

R:	The words “of a proposed rule change” have been added to the second sentence of the first carryover paragraph on page 26.

The Merger Agreement—The Merger, page 51

5.	In the last sentence of the first paragraph, in the revised language please replace “ISE, LLC’s” with “ISE, LLC.”

R:	The requested modification has been made to the last sentence in the first full paragraph on page 52.

*        *        *        *

If you have any questions, please call me at 212-530-5680 or, in my absence, Sherry Didia at 212-530-5382. The Company hopes to begin mailing the definitive proxy materials to Company stockholders on Monday, July 2, 2007.

Sincerely,

/s/ Robert S. Reder

cc:	Andrew Schoeffler,
Division of Corporation Finance
Kim Allen
Division of Market Regulation
Michael J. Simon
International Securities Exchange Holdings, Inc.